SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                                (Amendment No. 1)
                             ______________________

                        Consolidated Capital Growth Fund
                              (Name of the Issuer)

                            LIMITED PARTNERSHIP UNITS
                                 (Title of Class
                                 of Securities)

                                      NONE
                             (CUSIP Number of Class
                                 of Securities)
                             ______________________

                               John K. Lines, Esq.
                          General Counsel and Secretary
                         Insignia Financial Group, Inc.
                          One Insignia Financial Plaza
                              Greenville, SC 29602
                                 (864) 239-1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 1, 1997
             (Date of Event which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box _____.

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person
     Insignia Financial Group, Inc.

         S.S. or I.R.S. Identification No. of Above Person
         Intentionally Omitted

2.   Check the Appropriate Box if a Member of a Group

                                                  (a) __________

                                                  (b)  _____X____

3.   SEC Use Only

4.   Sources of Funds
     OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) of 2(e)

                                                       __________

6.   Citizenship or Place of Organization
     Delaware

7.   Sole Voting Power
     None

8.   Shared Voting Power
     19,264.7 Units of Limited Partnership Interest ("Units")
         (See Item 4)

9.   Sole Dispositive Power
     None

10.  Shared Dispositive Power
     19,264.7 Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     19,264.7 Units

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

                                                  ______

13.  Percent of Class Represented by Amount in Row (11)
     39.2%

14.      Type of Reporting Person
     CO

1.   Name of Reporting Person
     Insignia Properties, L.P.

         S.S. or I.R.S. Identification No. of Above Person
         Intentionally Omitted

2.   Check the Appropriate Box if a Member of a Group

                                                  (a) __________

                                                  (b)  _____X____

3.   SEC Use Only

4.   Sources of Funds
     OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) of 2(e)

                                                       __________

6.   Citizenship or Place of Organization
     Delaware

7.   Sole Voting Power
     None

8.   Shared Voting Power
     19,243.7 Units of Limited Partnership Interest ("Units")
         (See Item 4)

9.   Sole Dispositive Power
     None

10.  Shared Dispositive Power
     19,243.7 Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     19,243.7 Units

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

                                                  ______

13.  Percent of Class Represented by Amount in Row (11)
     39.1%

14.      Type of Reporting Person
     PN

1.   Name of Reporting Person
     Andrew L. Farkas

         S.S. or I.R.S. Identification No. of Above Person
         Intentionally Omitted

2.   Check the Appropriate Box if a Member of a Group

                                                  (a) __________

                                                  (b)  _____X____

3.   SEC Use Only

4.   Sources of Funds
     OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) of 2(e)

                                                       __________

6.   Citizenship or Place of Organization
     United States

7.   Sole Voting Power
     None

8.   Shared Voting Power
     19,264.7 Units of Limited Partnership Interest ("Units")
         (See Item 4)

9.   Sole Dispositive Power
     None

10.  Shared Dispositive Power
     19,264.7 Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     19,264.7 Units

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

                                                  ______

13.  Percent of Class Represented by Amount in Row (11)
     39.2%

14.      Type of Reporting Person
     IN

1.   Name of Reporting Person
     Insignia Properties Trust

         S.S. or I.R.S. Identification No. of Above Person
         Intentionally Omitted

2.   Check the Appropriate Box if a Member of a Group

                                                  (a) __________

                                                  (b)  _____X____

3.   SEC Use Only

4.   Sources of Funds
     OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) of 2(e)

                                                       __________

6.   Citizenship or Place of Organization
     Delaware

7.   Sole Voting Power
     None

8.   Shared Voting Power
     19,243.7 Units of Limited Partnership Interest ("Units")
         (See Item 4)

9.   Sole Dispositive Power
     None

10.  Shared Dispositive Power
     19,243.7 Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     19,243.7 Units

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

                                                  ______

13.  Percent of Class Represented by Amount in Row (11)
     39.1%

14.      Type of Reporting Person
     OO

                  The undersigned hereby amend the statement on Schedule 13D filed on their behalf on December 19, 1994 with the Securities and Exchange Commission. This Amendment No. 1 is being filed as a result of a Limited Partnership Unit Contribution
Agreement, dated as of December 31, 1996, by and among Insignia
Properties, L.P., a Delaware limited partnership ("IPLP"), and certain other parties set forth therein (the "Contribution
Agreement"), and open-market purchases by IPLP during January
1997.

                  Pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, this first electronic amendment to a paper format
Schedule 13D restates the entire text of the Schedule 13D, but previously filed paper exhibits are not being restated.


Item 1.  Security and Issuer


     The name of the issuer is Consolidated Capital Growth Fund, a California limited partnership (the "Partnership"), and the address of its principal executive offices is 5520 LBJ Freeway, Suite 430, Dallas, Texas 75240. The Partnership's sole general partner is Concap Equities, Inc., a Delaware corporation (the "General Partner"). The title and class of equity securities to which this statement relates is the Partnership's Units of Limited Partnership Interest ("Units").


Item 2. Identity and Background


     The names and business  addresses of the persons filing this statement are:
(i) Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), with offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602;
(ii) Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), with offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC
29602;   (iii)  Insignia   Financial   Group,   Inc.,  a  Delaware   corporation
("Insignia"), with offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602; and (iv) Mr. Andrew L. Farkas, a United States citizen who is the Chairman, Chief Executive Officer and President of Insignia and Chairman of the Board of Trustees and who has an office c/o Insignia, One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602 (Mr. Farkas, together with Insignia, IPT and IPLP are collectively referred to as the "Reporting
Persons").   The  name,  business  address,   present  principal  occupation  or
employment and citizenship of each director or trustee and executive officer of Insignia, IPT and IPLP, other than Mr. Farkas (collectively the "Other Officers and Directors"), have been set forth in
Schedule I. During the past five years no Reporting Person, nor to the best knowledge of the Reporting Persons any Other Officer and Director, has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Insignia is a fully integrated real estate services organization specializing in the operation and ownership of securitized real estate assets.
Insignia is the largest property manager in the United States, has been the largest manager of multi-family residential properties since 1992, and is among the largest managers of commercial properties. Insignia's real estate services include property management, providing all of the day-to-day services necessary to operate a property, whether residential or commercial; asset management, including long-term financial planning, monitoring and implementing capital improvement plans, and development and execution of refinancings and dispositions;
real estate leasing and brokerage; maintenance and construction services; marketing and advertising; investor reporting and accounting; and investment banking, including assistance in workouts and restructurings, mergers and acquisitions, and debt and equity securitizations. Through its subsidiary, Compleat
Resource Group, Inc., Insignia markets consumer goods and services to the residents and owners of multi-family properties, including properties which Insignia manages.

         Insignia provides property and/or asset management services for over 2,500 properties, which include approximately 283,000 residential units, and approximately 107 million square feet of commercial space, located in over 500 cities in 48 states.
Insignia currently provides partnership administration services to approximately 900 limited partnerships having approximately 400,000 limited partners. Insignia also owns, largely through Insignia Properties, L.P., limited partner interests (ranging from approximately 4% to 54% of the outstanding interests) in 28 real estate limited partnerships which in the aggregate own 143 properties with approximately 38,100 residential apartment units and approximately 865,000 square feet of commercial space located in 83 cities and 28 states. Insignia is a public company whose stock is traded on the New York Stock Exchange under the symbol
IFS.

         Insignia holds a 94.4% interest in IPT. IPT holds the general partner interest in IPLP, and Insignia holds a limited partner interest in IPLP. Market Ventures, L.L.C., a Delaware limited liability company ("Ventures"), and Liquidity Assistance, L.L.C., a Delaware limited liability company ("Liquidity"), are wholly-owned subsidiaries of Insignia which acquired their Units in a series of purchases on the open market.


Item 3. Sources and Amount of Funds or Other Consideration


         The aggregate consideration paid in the Insignia Transaction (described below), was approximately $41 million, which was financed (i) $10 million by delivery of a convertible subordinated note of Insignia, a copy of which was filed on December 16, 1994 and which is listed as Exhibit (a) under Item 7 and is incorporated herein by reference; (ii) $16 million borrowed under Insignia's revolving credit facility with First
Union National Bank of South Carolina ("First Union") pursuant to the terms of a Loan Agreement, dated October 17, 1994, between Insignia and First Union, a copy of which was filed on December
16, 1994 and which is listed as Exhibit (b) under Item 7 and is incorporated herein by reference; and (iii) the balance from Insignia's working capital.


         With respect to the January 1, 1997 transactions, see Item
4.


Item 4.  Purpose of Transaction


         Pursuant to the terms of a Stock and Asset Purchase Agreement, dated as of December 8, 1994, by and among Gordon Realty, Inc. ("Gordon Realty"), Insignia and certain affiliates of Insignia, Insignia and certain of its affiliates purchased the stock and assets of certain subsidiaries of Gordon Realty (the "Insignia Transaction"). As a result of the Insignia Transaction, and excluding other acquisitions which are not described herein, (i) MAE-ICC, Inc., a wholly-owned subsidiary of Metropolitan Asset Enhancement, L.P., an affiliate of Insignia, acquired the stock of the parent of the General Partner; (ii) Insignia acquired all of the outstanding capital stock of LP 6 Acceptance Corporation, a Delaware corporation ("LP 6"), which had accepted for purchase pursuant to one of the tender offers, which were commenced by certain wholly-owned subsidiaries of Gordon Realty on November 3, 1994 ("Previous Offers"), 40,976 Units in the Partnership, constituting 22.5% of all outstanding Units; and (iii) Insignia acquired Units in the Partnership. As a condition to the Insignia Transaction, the affiliates of Gordon Realty which had pending Previous Offers for partnerships other than the Partnership were required to withdraw such offers. Also in connection with the Insignia Transaction, certain confidentiality, non-competition, and standstill arrangements were entered into which are embodied in agreements filed on December 16, 1994 and listed as Exhibits (c), (d) and (e) under
Item 7 and which are incorporated herein by reference. These arrangements, among other things, preclude Gordon Realty and its parent companies from purchasing Units for a period of 3 years. Finally, a certain tax allocation agreement, a copy of which was filed on December 16, 1994 and is listed as Exhibit (f) and incorporated herein by reference, was entered into pursuant to which, in essence, tax liability of the General Partner in excess of amounts on its balance sheet attributable to period through December 8, 1994 is the responsibility of Gordon Realty and such liability which is attributable to periods thereafter is the responsibility of the General Partner.

         On January 1, 1997, pursuant to the Contribution Agreement, dated as of December 31, 1996, Insignia, Ventures and Liquidity contributed 19,156.65, 2 and 58 Units to IPLP, respectively, in exchange for which IPLP issued limited partner units in IPLP to Insignia.

         On January 28, 1997, IPLP purchased 8 Units for an aggregate cost of $2,244.00.


Item 5. Interest in Securities of the Issuer


     a. Insignia and Mr. Farkas may be deemed to be the beneficial owners of the 19,243.7 Units directly owned by IPLP and the 21 Units directly owned by Ventures as set forth in Row 11 of the cover pages for Insignia and Mr. Farkas, equalling the 39.2% ownership set forth in Row 13 of the cover pages for Insignia and Mr. Farkas. Mr. Farkas is the Chairman, Chief Executive Officer and President of Insignia and is the beneficial owner of approximately 28.4% of its outstanding common stock. Accordingly, Mr. Farkas may be deemed to control Insignia and to beneficially own the Units to the extent that Insignia may be deemed to beneficially own such Units.

         IPLP and IPT may be deemed to be the beneficial owners of the 19,243.7 Units directly owned by IPLP as set forth in Row
11 of the cover pages for IPLP and IPT equalling the 39.1% ownership set forth in Row 13 of the cover pages for IPLP and IPT.

         b.       See Item 4.

         c. On December 16, 1996, Liquidity purchased 10 Units for an aggregate cost of $2,800.00. On January 28, 1997, IPLP purchased 8 Units for an aggregate cost of $2,244.00.

     d.  See Item 4.

         e.       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


     See Item 4.


Item 7. Material to be Filed as Exhibits


         (a)      Subordinated Convertible Promissory Note, dated
December 8, 1994, of Insignia in favor of LP Acceptance
Corporation.

         (b) Loan Agreement, dated October 17, 1994, between First Union and Insignia.

         (c)      Stock and Asset Purchase Agreement, dated as of
December 8, 1994, among Gordon Realty, certain affiliates of
Gordon Realty, Insignia and certain affiliates of Insignia, relating to the Insignia Transaction.

         (d) Confidentiality Agreement, dated December 4, 1994, between Insignia and Gordon Investment Corporation.

         (e) Confidentiality Agreement, dated December 2, 1994, between Insignia and Gordon Investment Corporation.

         (f) Tax Allocation Agreement, dated December 8, 1994, among MAE-ICC, Inc., GII Realty and Gordon Realty.

         (g) Limited Partnership Unit Contribution Agreement, dated as of December 31, 1996, by and among IPLP, Insignia, Liquidity,
Ventures and certain other parties named therein.

     (h)  Joint Filing Agreement, dated March 11, 1997.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 24, 1997

                         INSIGNIA FINANCIAL GROUP, INC.


                         By:    /s/ John K. Lines
                         ------------------------
                         Name:  John K. Lines
                         Title: General Counsel and Secretary


                         INSIGNIA PROPERTIES, L.P.


                         By:    /s/ John K. Lines
                         ------------------------
                         Name:  John K. Lines
                         Title: Vice President


                         ANDREW L. FARKAS


                         /s/ Andrew L. Farkas
                         --------------------




                         INSIGNIA PROPERTIES TRUST


                         By:    /s/ John K. Lines
                         ------------------------
                         Name:  John K. Lines
                         Title: Vice President

                                  EXHIBIT INDEX

Exhibit          Description                                   Page

(a)               Subordinated Convertible Promissory
                  Note, dated December 8, 1994, of Insignia
                  in favor of LP Acceptance Corporation.                  *

(b)               Loan Agreement, dated October 17, 1994,
                  between First Union and Insignia.                       *

(c)               Stock and Asset Purchase Agreement, dated
                  as of December 8, 1994, among Gordon Realty,
                  certain affiliates of Gordon Realty, Insignia
                  and certain affiliates of Insignia, relating
                  to the Insignia Transaction.                            *

(d)               Confidentiality Agreement, dated December 4,
                  1994, between Insignia and Gordon Investment
                  Corporation.                                            *

(e)               Confidentiality Agreement, dated December 2,
                  1994, between Insignia and Gordon Investment
                  Corporation.                                            *

(f)               Tax Allocation Agreement, dated December 8,
                  1994, among MAE-ICC, Inc., GII Realty and
                  Gordon Realty.                                           *

(g)               Limited Partnership Unit Contribution
                  Agreement, dated as of December 31, 1997, by
                  and among IPLP, Insignia, Liquidity, Ventures
                  and certain other parties named therein.                14

(h)               Joint Filing Agreement, dated March 11, 1997.           21














________________________________
* Previously filed Exhibits